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                              August 9, 2022

       Damian Scokin
       Chief Executive Officer
       Despegar.com, Corp.
       Juana Manso 1069, Floor 5
       Ciudad Aut  noma de Buenos Aires, Argentina C1107CBU

                                                        Re: Despegar.com, Corp.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38209

       Dear Mr. Scokin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects, page 70

   1. You disclose that one of the significant estimates underlying your financial statements is the allowance for
expected credit losses. You acquired a majority equity stake in Koin in
                                                        August 2020 and
acquired the remaining equity stake in January 2022. Koin is a financial services company
focused on the buy-now pay-later business in Brazil that you plan to grow and expand into
other markets in Latin America. Please discuss and analyze the results of operations
of your financial services business. Also discuss known material trends and
uncertainties that will have, or are reasonably likely to have, a material impact on your income,
expenses or cash flows. For example, the buy-now-pay-later business model could result in
high past due amounts and loan defaults for borrowers with limited access to traditional
financial services. Refer to Item 303(b)(2)(ii) of Regulation S-K and to the Commission's
Guidance Regarding Management's Discussion and Analysis of
                                                        Financial Condition and
Results of Operations, SEC Release No. 33-8350.
 Damian Scokin
Despegar.com, Corp.
August 9, 2022
Page 2


Financial Statements
Notes to the Consolidated Financial Statements
3. Summary of significant accounting policies
Revenue Recognition, page F-17

2. You recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience. You had an allowance for cancellations of $19.2 million at December 31, 2021. Actual deductions for cancellations were $0 in
         2019, $302 in 2020 and $1,982 in 2021. Please tell us the factors you considered in determining the allowance for cancellations of $19.2 million at December 31, 2021 given your much lower aggregate amount of cancellations over the last two years of a global pandemic.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



FirstName LastNameDamian Scokin                             Sincerely,
Comapany NameDespegar.com, Corp.
                                                            Division of
Corporation Finance
August 9, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName